HEALABLES DIGITAL HEALTH, INC.
FINANCIAL STATEMENTS
For the Period from Inception Through May 31, 2023

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Members
Healables Digital Health, Inc.
Miami, FL 33131

Opinion

We have audited the accompanying financial statements of Healables Digital Health, Inc. (a Corporation), which comprise the balance sheet as of May 31, 2023, and the related statements of income, equity, and cash flows for the period from inception through May 31, 2023, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Healables Digital Health, Inc. as of May 31, 2023, and the results of operations and its cash flows for the period from inception through May 31, 2023, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Healables Digital Health, Inc., and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence We have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in the Notes: Risk Management and Uncertainty, and Going Concern, the Company requires capital to operate and commence planned principal operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of events and conditions and management's plans regarding these matters are also described. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Healables Digital Health, Inc.'s ability to continue as a going concern for a reasonable period of time, one year from the date the financial statements are available to be issued.

Auditor's Responsibility

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but not absolute assurance, and therefore is not a guarantee that an audit conducted in accordance with Generally Accepted Auditing Standards (GAAS) will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

Exercise professional judgment and maintain professional skepticism throughout the audit.

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Healables Digital Health, Inc.'s internal control. Accordingly, no such opinion is expressed.

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Healables Digital Health, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control—related matters that we identified during the audit.

Ernest L. Tomkiewicz CPA

Ernest L Tomkiewicz CPA PLLC

Concord, NH

September 21, 2023

HEALABLES DIGITAL HEALTH INC.
Balance Sheet
As of May 31, 2023

ASSETS

Current assets		
Cash	$	3,779
Total Current Assets	**$**	**3,779**
Non-current Assets	$	-
Total Non-current Assets	**$**	**-**
TOTAL ASSETS	**$**	**3,779**

LIABILITIES

Current Liabilities		
Accounts Payable	$	49,650
Total Current Liabilities	**$**	**49,650**
Non-current Liabilities		
Advances - Related Party		161,465
SAFE	$	500,000
Total Non-current Liabilities	**$**	**661,465**
TOTAL LIABILITIES	**$**	**711,115**

EQUITY

Common Stock - Voting Par Value 0.00001 Shares:21,507,317 Available 8,900,000 issued	$	89
Common Stock - Non-voting Par Value 0.00001 Shares:4,907,805 Available - None issued		-
Founder's Preferred Stock Par Value 0.00001 Shares:1,519,512 Available and issued		15
Voting Preferred Stock Par Value 0.00001 Shares:4,080,000 Available - None issued		-
Non-Voting Preferred Par Value 0.00001 Shares:2,100,000 Available - None issued		-
Additional Paid in Capital		700,786
Retained Earnings		(1,408,226)
TOTAL EQUITY	**$**	**(707,336)**
TOTAL LIABILITIES AND EQUITY	**$**	**3,779**

HEALABLES DIGITAL HEALTH INC.
Statement of Equity
For the Period from Inception Through May 31, 2023

EQUITY - BEGINNING

Equity	$	-
Add:		
Net Income (Loss)		(1,408,226)
Common Stock - Voting		89
Founder's Preferred Stock		15
Additional Paid-in Capital		700,786
TOTAL	$	(707,336)
EQUITY - ENDING	$	(707,336)

HEALABLES DIGITAL HEALTH INC.
Income Statement
For the Period from Inception Through May 31, 2023

Revenue	$	-
Gross Profit	$	-
Expenses		
Operating	$	413,307
Research and Development		569,062
Sales and Marketing		425,857
Total Expenses	$	1,408,226
NET INCOME	$	(1,408,226)

HEALABLES DIGITAL HEALTH INC.
Statement of Cash Flows
 For the Period from Inception Through May 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES
   Net income | $ | (1,408,226)

    (Increase) decrease from operating assets

    Increase (decrease) from operating liabilities
     Accounts Payable | 49,650

Net cash used by operating activities | $ | (1,358,576)

CASH FLOWS FROM INVESTING ACTIVITIES

Net cash provided by investing activities | $ | -

CASH FLOWS FROM FINANCING ACTIVITIES

SAFE	$	500,000
Advances - Related Party		161,465
Common Stock - Voting		89
Founder's Preferred Stock		15
Additional Paid-in Capital		700,786

Net cash provided by financing activities | $ | 1,362,355

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | $ | 3,779

CASH AND CASH EQUIVALENTS, beginning of year | $ |

CASH AND CASH EQUIVALENTS, end of year | $ | 3,779

Interest paid	$	-
Taxes paid	$	10,127

See accompanying notes and independent accountant's audit report

NOTE A – THE ORGANIZATION

Nature of operations

Healables Digital Health, Inc. is a corporation formed on June 6, 2022, in the state of Delaware. The Company was organized to develop, market, and commercialize innovative and interesting technologies for sale in the US and worldwide.

Revenue

The Company has a limited operating history and has not yet generated revenue from intended operations.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP).

Cash and cash equivalents

The Company considers cash, money market accounts and short-term, highly liquid investments with a maturity of three months or less, as cash in the financial statements. The balance of cash is held in FDIC insured bank accounts. There are no cash equivalents as of May 31, 2023. The Company's cash balance is $3,779 at May 31, 2023.

Revenue Recognition

The company follows accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). Under this guidance revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration that is expected to be received for those goods or services.

The Company will apply the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligation under each of its agreements:

1. Identify the contract with a customer.
2. Identify the performance obligations in the contract.
3. Determine the transaction price.
4. Allocate the transaction price to performance obligations in the contract.
5. Recognize revenue as the performance obligation is satisfied.

Taxes

Income

The Company applies ASC 40 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. As of the date of the financial statements, no tax returns have been filed.

ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Asset/Liability

The Company does not recognize deferred tax assets or liabilities in the financial statements. It has been determined by management that the company cannot, with any reasonable certainty, provide that the effects of a tax asset/liability will be realizable in future periods due to the uncertainty of operation income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The cost of all advertising is expensed as incurred by the Company. Advertising cost for the period ended May 31,2023, is $0.

Capitalization Policy

Assets over $500 are capitalized and depreciated, or amortized, according to Company depreciation/amortization policies.

Depreciation

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets, generally three to five years. The Company holds no depreciable assets as of May 31, 2023.

Leases

The company follows ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The Company holds no leases which meet the requirement for inclusion in the financial statements.

Intangible Assets

The Company records intangible assets at the cost of acquisition or development. Costs incurred to defend or establish the legal status of intangible assets are also capitalized to the cost of the asset. Certain intangible assets are amortized, rather than depreciated, over their legal life. Assets without a specified legal life are not amortized but tested for impairment on a regular basis. The Company reviews the carrying value of intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.

In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered.

Equity Offering Costs

The Company accounts for equity offering costs in accordance with Accounting Standards Codification (ASC) 340, Other Assets and Deferred Costs. Prior to completion of an offering, costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholder's equity upon completion of the offering or to expense if the offering is not completed, or if it is an offering that does not provide equity immediately at completion Simple Agreements for Future Equity (SAFEs). The Company has determined that, during the period, there is some overlap between marketing and offering expenses. These costs cannot, with any certainty, be segregated and are considered to be immaterial in nature. As of May 31, 2023, there are no deferred costs being held.

NOTE C – INVESTOR FUNDING

As part of its start-up practices the Company has enlisted the use of Simple Agreements for Future Equity (SAFE). These agreements were designed in 2013 by Y Combinator as a way for companies to secure start-up capital. They are short, simple contracts that offer future equity in the company for an investment now.

The SAFEs issue to the investor the right to certain shares of the Company's Standard Preferred Stock. The agreements are "post-money valuation cap", such that the Company and investor can calculate immediately and precisely how much ownership of the company is under agreement. The calculation is the amount of the investment divided by the "post-cap valuation", which is the total valuation including the investment amount.

The Simple Agreements for Future Equity (SAFE) are held as a liability to the Company in the balances sheet. The amounts will be held until such time as one of the SAFE triggers applies. All are carried at face value of the contract at inception.

SAFEs are held until one of the following situations occurs and triggers a change.

1. If there is equity financing before the termination of the SAFE, it will convert to the greater of: (a) the number of shares of Standard Preferred Stock equal to the purchase amount divided by the lowest price per share of Standard Preferred Stock, or (b) the number of shares of SAFE preferred stock equal to the purchase amount divided by the SAFE price.

2. If there is a liquidity event before the termination of the SAFE, it will automatically entitle the investor to a portion of the proceeds in direct relation to the liquidity event. The amount due will equal the greater of: (a) the purchase amount (cash-out amount), or (b) the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price.

3. If there is a dissolution event before the termination of the SAFE, the investor will automatically be entitled to receive a portion of the proceeds equal to the cash-out amount.

Liquidation priority of the SAFEs is for the cash-out amount subject to:

1. SAFEs are junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes.

2. On par with payments for other SAFEs and/or preferred stock, and if the applicable proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or preferred stock, the applicable proceeds will be distributed pro rata to the investor and such other SAFEs and/or preferred stock in proportion to the full payments that would otherwise be due.

3. Senior to payments for common stock.

Termination of SAFEs will occur automatically following the earliest of:

1. The issuance of capital stock to the investor pursuant to the automatic conversion of this SAFE

2. Or, the payment, or setting aside for payment, of amounts due the Investor.

NOTE D -- CURRENT LIABILITIES

Current liabilities at May 31, 2023 consist of accounts payable for amounts owed to Healables Ltd, a related party explained in Related Party Transactions.

NOTE E – SUBSEQUENT EVENTS

After the close of the fiscal year, but prior to the financial statements being available to be issued, the Company entered into an agreement to hold a crowdfunding campaign. The Company seeks to raise between $25,000 and $4,800,000.

The funds generated by the campaign will be handled through Healables Digital Health CF SPV LLC (Formed July 24, 2023). Securities law allows that a "special purpose vehicle" (SPV) may be created to hold investor interest in the Company. The SPV will hold shares purchased by investors and the investors will be members of the SPV.

As mentioned in Related Party Transactions, the Company has received cash advances from a founder totaling $161,465 as of May 31, 2023. The terms of the cash advances are currently under discussion as of the date the financial statements are available to be issued. The total advances are approved and capped at $400,000. Through August of 2023, the total amount has been advanced.

NOTE F – RELATED PARTY TRANSACTIONS

Service Provider

On June 8, 2022, the Company entered into a service agreement with Healables Ltd, an entity with common shareholders. Under the terms of the agreement, Healables Digital Health, Inc. will purchase marketing, research and development, human resources, information technology, and other services from Healables Ltd. These services will be billed at a 10% markup on actual costs.

The Company licenses technology that is the foundation of their product lines from Healables Ltd. It is possible that Healables Ltd. will fail to perform its services or will perform them in an unacceptable manner. It is possible that Healables Ltd. will experience delays, errors, or other problems with their work, including intellectual property licensed to us, that will materially impact the Company's operations and business.

In the event the Company were to terminate its relationship with Healables Ltd., for any reason, the Company may be unable to achieve or maintain profitability and may incur significant losses in the future. As a result, business, financial condition, and results of operations may be materially and adversely affected.

Advances

The Company has received cash advances from a related party, one of the founders. Advances total $161,465 as of May 31, 2023. As mentioned in Subsequent Events, the terms of the cash advances are currently under discussion as of the date the financial statements are available to be issued.

SAFE

On February 21, 2023, the Company issued a GRID SAFE in the amount of $400,000 to George H. Lowell, the CSO and director which was supplemented by $100,000 to total $500,000 as part of the GRID SAFE document on April 27, 2023. The amount of the outstanding SAFE liability at May 31, 2023 is $500,000.

NOTE G – RISK MANAGEMENT AND UNCERTAINTY

Insurance

The Company is exposed to various risks of loss related to tort, theft of, damage to and destruction of assets, errors and omissions, and job-related illness or injuries to employees for which it carries commercial insurance to cover the risk of loss for both property and business liability. There are no known claims of incidents that may result in the assumption of material claims arising from potential losses as of May 31, 2023

General

Business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, changes in regulations or restrictions on imports, competition, or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of May 31, 2023, the Company is operating as a going concern.

Legal

In June 2022, the Company and a third-party entered into an agreement regarding potential marketing of its future securities offerings. If certain events occur, which the Company believes are unlikely to happen, due to the third-party's breach of its contractual agreement with the Company, the Company may need to compensate the third party with the Company's shares, representing not more than 5% of fully diluted outstanding Company stock, as of the date of the agreement. In addition, the Company may need to issue additional shares to this third party to maintain its 5% ownership in the Company on a fully diluted basis. The Company believes that the likelihood of these events transpiring is unlikely.

The Company previously taped an appearance on a show featuring securities offerings. As of the date of the show's filming, the material presented by the Company on the show was accurate, relevant, and up to date. However, due to the show's pivot in its business model and the show's at least twelve (12) month delay in airing the Company's taped episode, as of the date the financial statements are available to be issued, the Company's core business model has evolved, and as a result, the information taped is no longer accurate, or up to date. Against the Company's wishes, and to the Company's detriment, after several months of silence from the show's sponsor regarding this issue, the show's sponsor now wishes to air the show while knowing that the material presented is no longer applicable.

If the show is aired against the Company's wishes, offerings, may be adversely affected, potentially causing the Company to have to invest in spending more time and effort in order to ensure that the information presented in the show is now accurate and up to date. While the Company strongly believes that the show breached its contract with the Company, the sponsors of the show may be able to claim payment of fees either in cash or in securities, which would have a dilutive effect on the Company. As a result, in order to protect its interests, the Company may also be subject to the costs associated with settling any dispute with the show's sponsors.

NOTE H – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company has not yet commenced principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not yet generated any revenue as of May 31, 2023. The Company's ability to continue is dependent upon management's plan to ensure profitable operations.

The Company's ability to continue as a going concern is also dependent upon its ability to obtain financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. Management's evaluation considers that substantial doubt exists about the Company's ability to continue as a going concern whether adequate financing is attained, or not. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE I - DATE OF MANAGEMENT'S REVIEW

In preparing the financial statements, The Company has evaluated events and transactions for potential recognition or disclosure through September 20, 2023, the date that the financial statements were available to be issued.

HEALABLES DIGITAL HEALTH CF SPV, LLC

FINANCIAL STATEMENTS

JULY 24, 2023

TOGETHER WITH
INDEPENDENT AUDITORS' REPORT

HEALABLES DIGITAL HEALTH CF SPV, LLC

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Members and Management of
Healables Digital Health CF SPV, LLC

Opinion

We have audited the accompanying financial statement of Healables Digital Health CF SPV, LLC (the "Company"), which comprise the balance sheet as of July 24, 2023, and the related notes to the balance sheet (referred to as "financial statements").

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of July 24, 2023 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company requires capital to operate and commence planned principal operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

dbbmckennon

Newport Beach, California
August 21, 2023

20321 SW Birch Street, Suite 200   Newport Beach, California 92660-1756   P: 949.200.3280   F: 949.200.3281   www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

HEALABLES DIGITAL HEALTH CF SPV, LLC
BALANCE SHEET
July 24, 2023

Assets

Current Assets

Cash and cash equivalents $ -

  Total Current Assets -

  Total assets $ -

Liabilities and Member's Equity (Deficit)

Current Liabilities -

  Accounts payable $ -

  Total Current liabilities -

Member's Equity (Deficit) -

  Total Member's Equity (Deficit) -

  Total Liabilities and Member's Equity (Deficit) $ -

See accompanying notes to the financial statements.

HEALABLES DIGITAL HEALTH CF SPV, LLC
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Healables Digital Health CF SPV, LLC (the "Company") is a limited liability corporation formed on July 24, 2023 ("Inception") in the State of Delaware. The Company will undertake the limited purpose of acquiring, holding, and disposing of securities issued by Healables Digital Health, Inc., which will also serve as the Manager of the Company. The purpose of the Company is to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act of 1940, as amended (the "Investment Company Act*"), specifically, to undertake the acquiring, holding, and disposing of the Securities issued by the Crowdfunding Issuer and to engage in any and all activities necessary or incidental thereto.

Going Concern and Management's Plans

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues as of July 24, 2023. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next 12 months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Risks and Uncertainties

The Company has a limited operating history and has not yet generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, government policy changes, changes to minimum wages and employee benefit requirements, consumer tastes and trends in our market, or negative press. These adverse conditions could affect the Company's financial condition and the results of its operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's year-end is December 31.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP will require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of July 24, 2023, the Company has no cash and cash equivalents.

Fair Value of Financial Instrument

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

There are no Fair-value estimates as of July 24, 2023.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

The Company will recognize revenue when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company will apply the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No revenue has been generated to date.

Income Taxes

The Company is taxed as a Partnership. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities since inception. The Company hasn't filed its initial tax return. The Company currently is not under examination by any tax authority.

NOTE 3: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 4: MEMBER'S EQUITY (DEFICIT)

The Company is a Limited Liability Company formed on July 24, 2023. It will undertake the limited purpose of acquiring, holding, and disposing of securities (the "Securities") issued by Healables Digital Health, Inc. (the "Crowdfunding Issuer"), which will also serve as the Manager of the Company. There are currently no shares authorized, issued, or outstanding.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no Member of the Company is obligated personally for any such debt, obligation, or liability.

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NOTE 5: SUBSEQUENT EVENTS

Management has evaluated all subsequent events through August 21, 2023, the date the financial statements were available to be issued and determined there are no other material events requiring disclosure or adjustment to the financial statements.